

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

January 11, 2011

Harold P. Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

> **Re:** **Tiger Oil and Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2010**
> **File No. 333-171200**

Dear Mr. Gewerter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please be advised that we will not consider a request for acceleration of effectiveness until all comments are resolved, including comments issued on prior filings. In this regard, we note that you have not yet responded to our comment letter dated October 25, 2010 related to your Current Report on Form 8-K. Please note that we may have further comments on your registration statement after reviewing your response to those comments.

Cover Page of Prospectus

2.   You state that the prospectus "will also allow selling shareholders to sell . . ." Please revise your description of the offering to clarify that only the selling shareholders are offering shares of common stock.

3. Please reconcile the table on the cover page (and on page 3), which states that selling shareholders will sell at 0.03 per share, with the third sentence on this page, which states that they will sell at prevailing market prices.

Corporate Overview, page 14

4. Please revise your disclosure to clearly explain your relationships to Tiger Oil & Gas, LLC and BHWX Tiger LLC. For example, please clarify whether these companies are subsidiaries of your company.

Shilo Projects, page 15

5. We note your summary of a valuation report you obtained from Richard F. Mooney. Please file as an exhibit Mr. Mooney's consent to be named in the registration statement. The exhibit should also include Mr. Mooney's express consent to the inclusion of the summary you have provided in this section. Please refer to Rule 436 of Regulation C.

Selling Stockholders, page 33

6. We note that the table lists 49 selling shareholders. The prospectus cover page states that 51 selling shareholders are offering shares of common stock. Please add the names of the additional selling shareholders or revise the prospectus cover page accordingly.

7. With respect to each entity listed in the table, please revise to provide the names of the natural persons who exercise dispositive powers over the shares held.

8. Please revise this section to state any material relationships you have had with any of the selling shareholders within the past three years. Please refer to Item 507 of Regulation S-K.

9. Please revise to disclose how the selling shareholders acquired their shares, including the transaction dates. We may have further comments upon reviewing your response.

Plan of Distribution, page 34

By Selling Stockholders, page 34

10. Please revise your disclosure in this section to accurately reflect the operation of Rule 144 as it applies to your company in light of its prior shell company status. Please refer to Rule 144(i)(2) of the Securities Act, SEC Release 33-8869 available at: http://www.sec.gov/rules/final/2007/33-8869.pdf, and Securities Act Rules Compliance and Disclosure Interpretations Question 137.01 at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm for guidance.

11. Please revise the last sentence of the second paragraph on page 35 to refer to all of the selling stockholders (if true).

12. We note your disclosure that "upon the company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law." Please note that to the extent that any successors to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

Item 16. Exhibits, page II-2

13. You indicate that you have previously filed several exhibits. For each applicable exhibit, please revise the list to identify the date and name of the prior filing.

Item 17. Undertakings, page II-2

14. In paragraph four, please revise to state smaller reporting company rather than small business issuer.

Exhibit 5.1

15. We note that counsel provides an opinion with respect to 27,939,699 shares of common stock. The registration statement states that the selling shareholders are offering 28,539,699 shares of common stock. Please revise either the legality opinion or the registration statement to reflect the correct number of shares.

16. Please revise to state that the shares being resold are fully paid and non-assessable. We note the statement that they are "validly issued as fully paid…"

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 if you have any questions.

Sincerely,

Pamela Long
Assistant Director